KRANESHARES TRUST

1350 Avenue of the Americas, 2nd Floor
New York, New York 10019

September 27, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Acceleration
KraneShares Trust
KraneShares Bosera MSCI China A Share ETF

Post-Effective Amendment No. 16 (“PEA 16”)

File Nos. 333-180870 and 811-22698

Ladies and Gentlemen:

On May 17, 2013, KraneShares Trust (the “Trust” or “Registrant”) filed Post-Effective Amendment No. 3 (“PEA 3”) to its registration statement on Form N-1A (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) to register two new series of the Trust, including the KraneShares [NAME] MSCI China A Share ETF (the “Fund”) (accession number 0001144204-13-030198). Via teleconference on June 27, 2013, the SEC Staff provided comments on PEA 3.

On September 10, 2013, pursuant to Rule 485(a) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), Registrant filed PEA 16 to the Registration Statement (accession number 0001144204-13-049994), incorporating changes to the Fund’s disclosures to address the Staff’s June 27 comments, identify the Fund’s sub-adviser and make non-material changes to update the Fund’s prospectus and statement of additional information.

There having been no material changes to PEA 3 other than those included in PEA 16, pursuant to Rule 461 of Regulation C under the 1933 Act, the undersigned hereby requests that effectiveness under the 1933 Act of PEA 16 to the Registration Statement be accelerated to October 8, 2013. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

KRANESHARES TRUST

By: /s/ Jonathan Krane

Jonathan Krane

Trustee, Principal Executive Officer, and Principal Financial Officer

SEI INVESTMENTS DISTRIBUTION CO.

1 Freedom Valley Drive
Oaks, Pennsylvania 19456

September 27, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Acceleration
KraneShares Trust
KraneShares Bosera MSCI China A Share ETF

Post-Effective Amendment No. 16 (“PEA 16”)

File Nos. 333-180870 and 811-22698

Ladies and Gentlemen:

As principal underwriter for KraneShares Trust, the undersigned hereby requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of PEA 16 to its registration statement on Form N-1A be accelerated to October 8, 2013. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

SEI INVESTMENTS DISTRIBUTION CO.

By: /s/ John Munch

John Munch
Secretary